UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release Highlights

The main figures reported by Bradesco in the first quarter of 2017, with emphasis on the consolidation, from July 1, 2016, of HSBC Bank Brasil S.A. and its subsidiaries (HSBC Brasil):

1.   Adjusted Net Income(1) for the first quarter of 2017 stood at R$4.648 billion (a 13.0% increase compared to the Adjusted Net Income of R$4.113 billion recorded in the first quarter of 2016), corresponding to earnings per share of R$3.19 and return on Average Adjusted Shareholders’ Equity(2) of 18.3%(2).

2.   As for the source, the Adjusted Net Income is composed of R$3.274 billion from financial activities, representing 70.4% of the total, and of R$1.374 billion from insurance, pension plans and capitalization bond operations, which together account for 29.6%.

3.   In March 2017, Bradesco’s market capitalization stood at R$178.208 billion(3), showing a growth of 24.0% over March 2016.

4.   Total Assets, in March 2017, stood at R$1.294 trillion, an increase of 17.5% over the March 2016 balance. The return on Average Total Assets was 1.4%.

5.   In March 2017, the Expanded Loan Portfolio(4) reached R$502.714 billion, an increase of 8.5% over March 2016. Operations with individuals totaled R$171.820 billion (an increase of 16.3% over March 2016), while operations with companies totaled R$330.894 billion (a 4.9% increase over March 2016).

6.   Assets under Management stood at R$1.944 trillion, a 22.3% increase over March 2016.

7.   Shareholders’ Equity totaled R$104.558 billion in March 2017, 12.0% higher than in March 2016. The Basel III Ratio, based on the Prudential Conglomerate stood at 15.3%, 12.0% of which is Tier I Capital.

8.   The sum of R$1,845 billion was paid and provisioned to shareholders as Interest on Shareholders’ Equity for the profit generated in the first quarter of 2017, R$300.551 million of which were paid in the form of monthly installments, and R$1.544 billion were provisioned.

9.   The Interest-Earning Portion reached R$15.900 billion in the first quarter of 2017, exhibiting growth of 7.9% compared to the first quarter of 2016.

10. The 90-day Delinquency Ratio stood at 5.6% in March 2017, being reduced to 5.2% disregarding a specific corporate client that was already fully provisioned (5.5% in December 2016 and 4.2% in March 2016).

11. The Efficiency Ratio (ER)(5) in March 2017 was 40.8% (37.2% in March 2016), while the “risk adjusted” efficiency ratio stood at 53.1% (47.1% in March 2016).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$17.948 billion in the first quarter of 2017, up 18.2% when compared with the same period of 2016. Technical provisions stood at R$229.433 billion, an increase of 25.4% compared with the balance in March 2016.

13. Investments in infrastructure, information technology and telecommunications amounted to R$1.408 billion in the first quarter of 2017, up 1.3% over the first quarter of 2016.

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$9.700 billion in the first quarter of 2017, of which R$3.531 billion was related to taxes withheld and collected from third parties, and R$6.169 billion, was calculated based on activities developed by the Bradesco Organization, equivalent to 132.7% of the Adjusted Net Income(1).

15. Bradesco has an extensive Customer Service Network in Brazil, with 5,122 Branches and 3,971 Customer Service Points (PAs). The following are also available to Bradesco clients: 1,004 ATMs located on company premises (PAEs), 38,525 Bradesco Expresso customer service points, 36,095 Bradesco ATMs, and 20,584 Banco24Horas Network ATMs.

16.   Payroll, plus charges and benefits totaled R$4.244 billion in the first quarter of 2017. Social benefits provided to all 106,644 employees of the Bradesco Organization and their dependents amounted to R$1.133 billion, while investments in education, training and development programs totaled R$31.451 million.

 4 Economic and Financial Analysis Report – March 2017

Press Release Highlights

17. Major Awards and Acknowledgments in the period:

•      it enjoyed pride of place in the "IT Executive of the Year" award, in the Banking category, with the case entitled “BIA - Bradesco Artificial Intelligence – Branch Service Center - with Watson (Study by IT Mídia in partnership with Korn Ferry);

•      UniBrad won the international award "GlobalCCU Awards 2017" for best corporate university in the world (Global Council of Corporate Universities);

•      It was one of the winners in the “2016 Information Technology Professional” award, in the Banking segment (Informática Hoje Magazine);

•      Bradesco BBI was awarded as “Best Investment Bank in Brazil in 2017" and appeared, in 2017 and YTD, in first place in the ranking of mergers and acquisitions, domestic debt, international debt and equity (Best Investment Banks in the World Edition - Global Finance Magazine);

•      BRAM was rated AMP-1 (very strong) by the agency Standard & Poor’s, which is considered the highest on the management quality scale of S&P Global Ratings;

•      BRAM features in a prominent position in the report on small-cap stock funds, for having the most profitable funds of 2017 (IstoÉ Magazine);

•      Bradesco Seguros Group won two trophies in three categories in the “Brazil Insurer Award”: Best Performance, Best Sales Growth and Global Market Leader (Editora Brasil Notícias);

•      Bradesco Seguros Group won the "Outstanding Companies" award in the Insurance, Health, Pension and Capitalization segment (Centro de Inteligência Padrão – CIP (Standard Intelligence Center), in partnership with Consumidor Moderno magazine); and

•      Bradesco became the leader of the Capitalization Bond market in 2016 (Superintendence of Private Insurance – Susep).

Bradesco Organization is fully committed to the socio-economic development of the country. We set our business guidelines and strategies with a view of incorporating the best corporate sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long term. To reinforce this position, we emphasized adherence to globally recognized business initiatives, such as: Global Compact, Equator Principles, CDP (Carbon Disclosure Program), Principles for Responsible Investment (PRI), GHG Protocol Program (Brazilian Greenhouse Gas Emissions Program) and Companies for Climate Change (EPC). Our governance structure includes the Sustainability Committee, comprised by member of the Board of Directors and Vice-Presidents, which is responsible for advising the Board of Directors on establishing guidelines and corporate actions for this area, and with the Executive Multi-departmental Committee responsible for coordinating the strategy’s implementation. Excellence in business management is recognized by the main indexes of Sustainability, such as the Dow Jones Sustainability Index (DJSI) – “Emerging Markets”, of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both from B3 (current name of BM&FBovespa and CETIP).

With a broad social and educational program put in place 60 years ago, Fundação Bradesco operates 40 schools across Brazil. In 2017, a budget of R$625.944 million will benefit approximately 104,228 students enrolled in its schools at the following levels: Basic Education (from Kindergarten to High School and Higher Secondary Technical-Professional Education), youth and adult education; and preliminary and continued vocational training, focused on creating jobs and income. In addition to the guarantee of free, quality education, the students enrolled in the Basic Education system, numbering over 43 thousand, also receive uniforms, school supplies, meals, and medical and dental assistance. Fundação also expects to benefit 630 thousand students via distance learning (EaD), through its e-Learning portal “Escola Virtual” (Virtual School). where students can conclude at least one of the courses offered in its schedule. Another 15,040 students are taking part in projects and actions in partnership with the Program Educa+Ação and in Technology courses.

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) As of the first quarter of 2016, the annualized profitability has been calculated on a linear basis, and also, it excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

Bradesco 5

Press Release Main Information

R$ million	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	Variation %
									1Q17 x 4Q16	1Q17 x 1Q16
Income Statement for the Period
Book Net Income	4,071	3,592	3,236	4,134	4,121	4,353	4,120	4,473	13.3	(1.2)
Adjusted Net Income	4,648	4,385	4,462	4,161	4,113	4,562	4,533	4,504	6.0	13.0
Total Net Interest Income	15,616	15,669	16,931	14,962	14,892	14,512	13,735	13,541	(0.3)	4.9
Gross Credit Intermediation Margin	12,567	13,403	13,600	11,408	11,486	11,313	10,806	10,427	(6.2)	9.4
Net Credit Intermediation Margin	7,705	7,878	7,858	6,384	6,038	7,121	6,954	6,877	(2.2)	27.6
Allowance for Loan Losses (ALL) Expenses	(4,862)	(5,525)	(5,742)	(5,024)	(5,448)	(4,192)	(3,852)	(3,550)	(12.0)	(10.8)
Fee and Commission Income	7,430	7,545	7,450	6,624	6,405	6,597	6,380	6,118	(1.5)	16.0
Administrative and Personnel Expenses	(9,676)	(10,482)	(10,267)	(8,152)	(7,870)	(8,413)	(7,997)	(7,544)	(7.7)	22.9
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,948	21,247	17,733	17,253	15,186	19,130	15,125	16,723	(15.5)	18.2
Statement of Financial Position
Total Assets (1)	1,294,139	1,293,559	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	-	17.5
Securities	549,700	549,873	509,184	437,580	414,926	407,584	364,472	356,115	-	32.5
Loan Operations (2)	502,714	514,990	521,771	447,492	463,208	474,027	474,488	463,406	(2.4)	8.5
- Individuals	171,820	172,045	171,067	148,919	147,759	147,749	145,234	143,461	(0.1)	16.3
- Companies	330,894	342,945	350,704	298,573	315,449	326,278	329,253	319,945	(3.5)	4.9
Allowance for Loan Losses (ALL) (3)	(39,181)	(40,714)	(40,416)	(31,875)	(30,497)	(29,499)	(28,670)	(23,801)	(3.8)	28.5
Total Deposits	235,432	234,214	239,937	179,436	189,192	195,760	203,637	195,926	0.5	24.4
Technical Provisions	229,433	223,342	213,608	190,649	182,973	177,835	168,629	164,566	2.7	25.4
Shareholders' Equity	104,558	100,442	98,550	96,358	93,330	88,907	86,233	86,972	4.1	12.0
Assets under Management	1,943,687	1,904,912	1,865,755	1,589,319	1,589,307	1,510,396	1,452,528	1,443,989	2.0	22.3
Performance Indicators (%)
Adjusted Net Income per Share - R$ (4) (5)	3.19	3.09	3.13	3.14	3.20	3.23	3.15	3.05	3.1	(0.3)
Book Value per Common and Preferred Share - R$ (5)	18.90	18.16	17.81	17.42	16.87	16.07	15.59	15.71	4.1	12.0
Annualized Return on Average Equity (6) (7)	18.3	17.6	17.6	17.4	17.5	20.5	20.7	20.8	0.7 p.p.	0.8 p.p.
Annualized Return on Average Assets (7)	1.4	1.5	1.5	1.5	1.5	1.7	1.7	1.7	(0.1) p.p.	(0.1) p.p.
12-month Net Interest Margin - NIM = Adjusted Net Interest Income /Average Assets – Repos – Permanent Assets	7.3	7.5	7.6	7.5	7.5	7.5	7.6	7.6	(0.2) p.p.	(0.2) p.p.
Fixed Asset Ratio (13)	42.3	44.8	44.4	33.8	34.0	35.2	38.6	39.6	(2.5) p.p.	8.3 p.p.
Combined Ratio - Insurance (8)	85.2	85.9	90.0	89.6	86.1	86.5	86.9	86.5	(0.7) p.p.	(0.9) p.p.
Efficiency Ratio (ER) (4)	40.8	39.5	38.2	37.4	37.2	37.5	37.9	37.9	1.3 p.p.	3.6 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	75.3	76.2	78.0	80.2	80.1	80.0	79.1	78.7	(0.9) p.p.	(4.8) p.p.
Market Capitalization - R$ million (9)	178,208	160,813	160,472	144,366	143,720	100,044	113,288	142,098	10.8	24.0
Loan Portfolio Quality % (10)
ALL / Loan Portfolio (3)	10.3	10.4	10.1	9.3	8.6	8.0	7.8	6.7	(0.1) p.p.	1.7 p.p.
Non-performing Loans (> 60 days (11) / Loan Portfolio)	6.7	6.5	6.4	5.8	5.3	5.0	4.7	4.6	0.2 p.p.	1.4 p.p.
Delinquency Ratio (> 90 days (11) / Loan Portfolio)	5.6	5.5	5.4	4.6	4.2	4.1	3.8	3.7	0.1 p.p.	1.4 p.p.
Coverage Ratio (> 90 days (11)) (3)	182.1	188.4	189.1	201.0	204.2	198.0	205.7	180.4	(6.3) p.p.	(22.1) p.p.
Coverage Ratio (> 60 days (11)) (3)	154.0	158.8	158.3	160.7	162.9	161.7	168.4	146.5	(4.8) p.p.	(8.9) p.p.
Operating Limits %
Basel Ratio - Total (12) (13)	15.3	15.4	15.3	17.7	16.9	16.8	14.5	16.0	(0.1) p.p.	(1.6) p.p.
Tier I Capital	12.0	12.0	11.9	13.7	12.9	12.7	11.4	12.8	-	(0.9) p.p.
- Common Equity	11.2	11.2	11.1	13.7	12.9	12.7	11.4	12.8	-	(1.7) p.p.
- Additional Capital	0.8	0.8	0.8	-	-	-	-	-	-	0.8 p.p.
Tier II Capital	3.3	3.4	3.4	4.0	4.0	4.1	3.0	3.2	(0.1) p.p.	(0.7) p.p.

 6 Economic and Financial Analysis Report – March 2017

Press Release Main Information

	Mar17	Dec16	Sept16	June16	Mar16	Dec15	Sept15	June15	Variation %
									Mar17 x Dec16	Mar17 x Mar16
Structural Information - Units
Customer Service Points (14)	60,570	60,610	62,535	61,565	63,552	65,851	71,738	74,270	(0.1)	(4.7)
- Branches	5,122	5,314	5,337	4,483	4,509	4,507	4,593	4,628	(3.6)	13.6
- PAs (15)	3,971	3,821	3,902	3,485	3,535	3,511	3,496	3,463	3.9	12.3
- PAEs (15)	1,004	1,013	1,049	726	739	736	845	980	(0.9)	35.9
- Offsite ATM Network - Bradesco (16) (17)	97	186	280	342	435	627	874	1,112	(47.8)	(77.7)
- Banco24Horas Network (16)	10,960	10,972	11,147	11,127	11,298	11,721	11,917	12,127	(0.1)	(3.0)
- Bradesco Expresso (Correspondent Banks)	38,525	38,430	39,885	40,452	41,953	43,560	48,175	50,042	0.2	(8.2)
- Bradesco Promotora	815	797	857	936	1,069	1,175	1,824	1,904	2.3	(23.8)
- Losango	63	63	63	-	-	-	-	-	-	-
- Branches / Subsidiaries Abroad	13	14	15	14	14	14	14	14	(7.1)	(7.1)
ATMs	56,679	56,110	53,814	50,836	50,435	50,467	50,113	49,410	1.0	12.4
- Onsite Network - Bradesco	36,095	36,119	34,230	31,761	31,668	31,527	31,495	31,132	(0.1)	14.0
- Banco24Horas Network (16)	20,584	19,991	19,584	19,075	18,767	18,940	18,618	18,278	3.0	9.7
Employees	106,644	108,793	109,922	89,424	91,395	92,861	93,696	93,902	(2.0)	16.7
Outsourced Employees and Interns	16,472	16,702	16,790	12,978	13,009	13,223	13,333	13,111	(1.4)	26.6
.
Active Account Holders (18) (19)	26.6	26.8	27.2	25.2	25.6	26.0	26.4	26.5	(0.7)	3.9
Savings Accounts (20)	58.1	62.1	58.8	55.4	55.7	60.1	57.0	57.6	(6.4)	4.3
Insurance Group	50.4	51.3	49.9	49.6	50.6	49.8	48.2	47.8	(1.8)	(0.4)
- Policyholders	44.7	45.7	44.2	44.2	45.1	44.2	42.5	42.0	(2.2)	(0.9)
- Pension Plan Participants	2.6	2.6	2.6	2.4	2.4	2.4	2.4	2.4	-	8.3
- Capitalization Bond Customers	3.1	3.0	3.1	3.0	3.1	3.2	3.3	3.4	3.3	-
Bradesco Financiamentos (18)	1.3	2.6	2.6	2.6	2.7	2.8	2.8	2.9	(50.0)	(51.9)

(1)   For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)   Expanded Loan Portfolio: includes sureties and guarantees, credit letters, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(3)   Up to December 2016, it Includes provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision. In the third quarter of 2015, it includes an excess provision/ratings downgrade, considered as a non-recurring event, totaling R$3,704 million, whose balance of the excess provision went from R$4,004 million, in June 2015, to R$6,409 million, in September 2015. In September 2016, the excess provision totaled R$7,491 million, impacted, partially, by the effect of the consolidation of HSBC Brasil, which occurred in the third quarter of 2016. In March 2017, pursuant to Resolution No. 4,512/16, regarding treatment of financial guarantees provided, balance of excess provision went from R$7,491 million to R$6,907 million;

(4)   In the last 12 months;

(5)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(6)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(7)   Year-to-Date Adjusted Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(8)   Excludes additional reserves;

(9)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(10) As defined by the Brazilian Central Bank (Bacen);

(11) Overdue loans;

(12) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 and No. 4,193/13 (Basel III);

(13) As of March 2015, the calculated ratio based on the Prudential Conglomerate is included, as set forth in Resolution No. 4,192/13. It is important to note that the Prudential Conglomerate is calculated in accordance with the regulatory guidelines set forth in Resolution No. 4,280/13;

(14) The decrease observed from 2015 is related to: (i) the migration of “Offsite ATM Network – Bradesco)” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

(15) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(16) Including overlapping ATMs and customer service points within the Bank’s own network and the Banco24Horas Network, reason for which the ATMs and customer service points of Banco24Horas relating to the consolidation of HSBC Brasil were not segregated;

(17) This decrease is related to the sharing of the offsite ATM network with the Banco24Horas Network;

(18) Number of individual clients (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(19) Refers to first and second checking account holders; and

(20) Number of accounts.

Bradesco 7

Press Release Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

R$ million	1Q17	4Q16	1Q16
Book Net Income	4,071	3,592	4,121
Non-recurring events (net of tax effects)	577	793	(8)
- Goodwill amortization (Gross)	554	342	-
- Contingent Liabilities (1)	23	257	25
- Impairment of Non-Financial Assets (2)	-	157	57
- Other (3)	-	37	(90)
Adjusted Net Income	4,648	4,385	4,113

(1)   In the fourth quarter of 2016, it is largely related to provision for contingent liabilities, originating from loan assignment liabilities - FCVS, in the amount of R$235 million;

(2)   Impairment loss was recorded in the fourth quarter of 2016 in: (i) data processing systems/others, in the amount of R$137 million; and (ii) shares, in the amount of R$20 million (R$57 million, in the first quarter of 2016); and

(3)   Refers to: (i) in the fourth quarter of 2016, to other non-recurring expenses, such as costs with migration/takeover of HSBC Brasil; and (ii) in the first quarter of 2016, to earnings in the partial disposal of investments.

Summarized Analysis of Adjusted Income

To provide a better understanding and for comparison purposes of Bradesco results, in chapters 1 and 2 of this report we use the Adjusted Income Statement, which is obtained from adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

It should be noted that, for the accounts of the Adjusted Income Statement, effects of the consolidation of HSBC Brasil are covered, from July 1, 2016, and as additional information, we are present, at the end of chapter 2 of this report, a comparison of the Financial Statements, taking into account consolidated "pro forma" financial information, including the consolidation of HSBC Brasil in the first quarter of 2016, for comparison purposes.

Adjusted Income Statement - R$ million	1Q17	4Q16	Variation		1Q17	1Q16	Variation
			Amount	%			Amount	%
Net Interest Income	15,616	15,669	(53)	(0.3)	15,616	14,892	724	4.9
- NII - Interest Earning Portion	15,900	16,743	(843)	(5.0)	15,900	14,734	1,166	7.9
- NII - Non-Interest Earning Portion	136	190	(54)	(28.4)	136	158	(22)	(13.9)
- Impairment of Financial Assets	(420)	(1,264)	844	(66.8)	(420)	-	(420)	-
ALL Expenses	(4,862)	(5,525)	663	(12.0)	(4,862)	(5,448)	586	(10.8)
Gross Income from Financial Intermediation	10,754	10,144	610	6.0	10,754	9,444	1,310	13.9
Income from Insurance Premiums, Pension Plans and Capitalization bonds, net of Variation of Technical Provisions, Retained Claims and others (1)	1,627	1,680	(53)	(3.2)	1,627	1,625	2	0.1
Fee and Commission Income	7,430	7,545	(115)	(1.5)	7,430	6,405	1,025	16.0
Personnel Expenses	(4,822)	(5,071)	249	(4.9)	(4,822)	(3,754)	(1,068)	28.4
Other Administrative Expenses	(4,854)	(5,411)	557	(10.3)	(4,854)	(4,116)	(738)	17.9
Tax Expenses	(1,772)	(1,703)	(69)	4.1	(1,772)	(1,418)	(354)	25.0
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	58	48	10	20.8	58	40	18	45.0
Other Operating Income / (Expenses)	(1,833)	(1,634)	(199)	12.2	(1,833)	(1,669)	(164)	9.8
Operating Income	6,588	5,598	990	17.7	6,588	6,557	31	0.5
Non-Operating Income	(52)	(13)	(39)	-	(52)	(87)	35	(40.2)
Income Tax / Social Contribution	(1,839)	(1,157)	(682)	58.9	(1,839)	(2,311)	472	(20.4)
Non-controlling interests in subsidiaries	(49)	(43)	(6)	14.0	(49)	(46)	(3)	6.5
Adjusted Net Income	4,648	4,385	263	6.0	4,648	4,113	535	13.0
(1)   “Other”, includes: Capitalization Bond Draws and Redemptions; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

 8 Economic and Financial Analysis Report – March 2017

Press Release Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The Return on Average Adjusted Shareholders’ Equity (ROAE), which is calculated on a linear basis, registered 18.3% in March 2017.

Adjusted net income totaled R$4,648 million in the first quarter of 2017, up 13.0%, or R$535 million, over the same prior-year period, largely due to: (i) the increase in (a) fee and commission income and (b) net interest income; even with the effect of impairment of financial assets (previously marked in the shareholders’ equity) carried out in the first quarter of 2017; (ii) the reduction in allowance for loan losses expenses, and (iii) lower expenses with income tax and social contribution; partially offset by: (iv) higher personnel and administrative expenses. It should be noted that all the results of the annual comparison were impacted by the effect of the consolidation of HSBC Brasil, which began in the third quarter of 2016.

In the comparison between the first quarter of 2017 and the previous quarter, adjusted net income grew R$263 million, or 6.0%, due to lower: (i) personnel and administrative expenses, with special emphasis on the synergy and gains of scale resulting from the incorporation of HSBC Brasil activities in October 2016; and (ii) allowance for loan losses expenses, due to (a) the slowdown of the loan portfolio - Bacen concept; and (b) the reduction of delinquency in micro, small and medium-sized enterprises and individuals; being partially offset by: (iii) the higher expense with income tax and social contribution; (iv) the increase in other operating expenses, net; and (v) lower fees and commission income, impacted by year-end seasonality.

The Return on Average Assets (ROAA) recorded 1.4%, calculated on a linear basis. Total Assets amounted to R$1.294 trillion in March 2017, growth of 17.5% in comparison to March 2016. Note that part of this growth is related to the consolidation of HSBC Brasil, which occurred as of the third quarter of 2016.

Bradesco 9

Press Release Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The quarterly Efficiency Ratio (ER) reached 40.6% In the first quarter of 2017, registering an improvement of 2.6 p.p. compared to the previous quarter, due mainly to: (i) lower impairment of financial assets in the amount of R$844 million; (ii) the reduction of operating expenses, personnel and administrative, which was affected by (a) year-end seasonality and (b) synergies and economies of scale resulting from the incorporation of HSBC Brasil activities; this was offset by the lower income, influenced by the year-end seasonal effect, resulting in lower volumes of business and services, affecting: (iii) fee and commission income; and (iv) income from insurance premiums, pension plans and capitalization bonds, net of technical provisions, retained claims and others.

The 12-month ER(1) reached 40.8%, a 1.3 p.p. increase compared to the previous quarter and a 3.6 p.p. increase in the annual comparison. The main contributors to this performance were: (i) the increase in operating expenses, impacted mainly by the consolidation effect of HSBC Brasil, which occurred as of the third quarter of 2016; and offset by: (ii) the growth of (a) fee and commission income and (b) net interest income.

The "risk-adjusted" ER, which reflects the impact of risk associated with loan operations(2), reached 53.1%.

Disregarding the impacts of HSBC Brasil’s consolidation, the ER performance reflects the strategy of sustainable growth, which includes, among other things, (i) the availability of appropriate products and services for clients through the segmentation of the base and the digital channels, (ii) the optimization of the customer service network, and (iii) the strict control of operating expenses, arising from the actions of the Efficiency Committee, among which we highlight as a target for this year, the capture of synergies and scale gains from the merger of HSBC Brasil and (b) of investments in Information Technology, to the amount of R$1.408 billion in the first quarter of 2017.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses); and
(2)   Including ALL expenses, adjusted for granted discounts, credit recovery and sale of foreclosed assets, among others.

 10 Economic and Financial Analysis Report – March 2017

Press Release Summarized Analysis of Adjusted Income

NII (Net Interest Income)

In the comparison between the first quarter of 2017 and the previous quarter, net interest income remained stable, with the following factors contributing to this performance: (i) decreased (a) “interest-earning portion of the NII, in the amount of R$843 million, due to a lower credit intermediation margin, resulting from fewer calendar days in the quarter, what caused lower accrual of income from loan operations, q-o-q, as well as higher business days in the quarter, bringing higher accrual of funding expenses, due to the higher credit participation in portfolios with lower spread and lower risk, and the decreased volume of operations, and (b) “non interest” margins, in the amount of R$54 million; and (ii) lower expenses from the impairment of financial assets (previously marked in the shareholders’ equity), in the amount of R$844 million.

In the annual comparison, net interest income was up R$724 million, or 4.9%, reflecting the growth in operating income: (i) the interest-earning portion of the NII, in the amount of R$1,166 million, particularly “Credit Intermediation"; partly offset by HSBC Brasil’s consolidation, as from the third quarter of 2016; and partially offset: (ii) the effect of financial assets impairment (previously marked in the Shareholders’ Equity), in the amount of R$420 million, and (iii) the lower Non-Interest Earning Portion result, in the amount of R$22 million.

Interest-Earning Portion of the NII – 12-Month Average Rates

R$ million	1Q17			1Q16
	Interest Earning Portion	Average Balance	Average Rate	Interest Earning Portion	Average Balance	Average Rate
Credit Intermediation	12,567	386,537	13.2%	11,486	370,414	12.0%
Insurance	1,481	227,358	2.8%	1,475	180,970	3.3%
Securities/Other	1,852	454,522	1.6%	1,773	411,992	1.6%
0
NII - Interest-Earning Portion	15,900	-	7.4%	14,734	-	7.5%
0
R$ million	1Q17			4Q16
	Interest Earning Portion	Average Balance	Average Rate	Interest Earning Portion	Average Balance	Average Rate
Credit Intermediation	12,567	386,537	13.2%	13,403	398,804	13.0%
Insurance	1,481	227,358	2.8%	1,471	218,715	3.0%
Securities/Other	1,852	454,522	1.6%	1,869	468,281	1.7%
0
NII - Interest-Earning Portion	15,900	-	7.4%	16,743	-	7.5%

In the first quarter of 2017, the 12-month net interest margin (NII - interest-earning portion – 12-month average rate) was 7.4%, recording a decrease of 0.1 p.p. in the quarterly comparison and in the annual comparison.

Bradesco 11

Press Release Summarized Analysis of Adjusted Income

Expanded Loan Portfolio (1)

In March 2017, the expanded loan portfolio of Bradesco totaled R$502.7 billion, representing a 2.4% decrease in comparison with December 2016, reflecting the low demand for credit, due to the economic scenario. Compared to December 2016, the decrease in the business segments was as follows: (i) 0.1% for Individuals; (ii) 2.5% for Large Corporates; and (iii) 5.9% for Micro, Small and Medium-sized Enterprises.

In the last 12 months, the portfolio increased 8.5%, considering the consolidation of HSBC Brasil as of the third quarter of 2016. Companies registered a growth of 4.9%, impacted by the segment of Large Corporates, while Loans to Individuals grew 16.3%. For Individuals, the products that had the strongest growth in the last 12 months were: (i) real estate financing; (ii) credit card; (iii) personal loans; and (iv) payroll-deductible loans. For Companies, the main highlights were: (i) export financing; (ii) operations bearing credit risk – commercial portfolio; (iii) rural loans; and (iv) working capital.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and rural loans.

For more information about the Expanded Loan Portfolio, see Chapter 2 of this Report.

 12 Economic and Financial Analysis Report – March 2017

Press Release Summarized Analysis of Adjusted Income

Allowance for Loan Losses (ALL) Expenses

In the first quarter of 2017, allowance for loan losses expenses totaled R$4,862 million, down 10.8%, or R$586 million from the same prior-year period, resulting from: (i) the reinforcement of the credit granting policies and quality of guarantees obtained; (ii) the results of the improvement of the credit recovery processes that contributed to the higher income from credit recovery this quarter; partially offset by: (iii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

In comparison with the previous quarter, expenses with allowance for loan losses expenses were down 12.0%, or R$663 million, basically due to the improvement in the delinquency ratio of Individuals and Micro, Small and Medium-Sized Enterprises.

For more information on the Allowance for Loan Losses Expenses, see Chapter 2 of this Report.

Bradesco 13

Press Release Summarized Analysis of Adjusted Income

Delinquency Ratio (1)

90-day Delinquency Ratio

The increase in the delinquency ratio, comprising operations overdue for more than 90 days in the Total Portfolio, grew in the quarter due to a specific client in the Large Corporates segment, fully provisioned, and to the reduction in the loan portfolio. In nominal terms, we highlight the reduction of delinquent loans.

Disregarding these events, the delinquency would have declined, highlighting the improvement of Micro, Small and Medium Enterprises and of the Individuals segment.

In the first quarter of 2017, credit assignments without retention of risks and benefits were carried out, already written off for losses, totaling R$2.0 billion, which did not alter the rates of delinquency in the period, as well as did not impact the results in a material manner.

15-90 Day Delinquency Ratio

Short-term delinquency, including operations overdue between 15 and 90 days, decreased in the quarter, partially due to a fully provisioned client of the Large Corporate segment having migrated from a delinquency range to another. The increase in the delinquency of Individuals reflects the seasonal aspects of the first quarter, but at lower levels if compared with the same prior-year period.
(1) As defined by Bacen.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The strength of the provisioning criteria adopted must be mentioned, which is proven by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 8.6% of the portfolio(1), in March 2016, the net loss in the subsequent 12 months was 4.2%, representing an effective coverage of 206.2%.

It should be highlighted that, considering the losses expected for one year (dotted part), there is an effective coverage ratio of 214.6% for March 2017.

 14 Economic and Financial Analysis Report – March 2017

Press Release Summarized Analysis of Adjusted Income

NPL Creation 90 days x Write-offs

The total NPL creation reached R$6,695 million in the first quarter of 2017, representing 1.8% of the Bacen loan portfolio, and remaining stable compared to the previous quarter. Disregarding the case of a fully provisioned specific client, the ratio would be 1.5%, with a decrease of 0.3 p.p..

The breakdown of the NPL Creation by business segment is shown below.

Bradesco 15

Press Release Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Income for the first quarter of 2017 totaled R$1,374 billion (R$1,505 billion in the fourth quarter of 2016), down 8.7% from the previous quarter, and recorded an annualized return on Adjusted Shareholders’ Equity of 20.2%(1).

In the comparison between the first quarter of 2017 and the same prior-year period, Net Income remained in line with the result presented in the same period of the previous year, (R$1,380 billion).

R$ million (unless otherwise stated)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	Variation %
									1Q17 x 4Q16	1Q17 x 1Q16
Net Income	1,374	1,505	1,502	1,164	1,380	1,405	1,317	1,284	(8.7)	(0.4)
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,948	21,247	17,733	17,253	15,186	19,130	15,125	16,723	(15.5)	18.2
Technical Provisions	229,433	223,342	213,608	190,649	182,973	177,835	168,629	164,566	2.7	25.4
Financial Assets	251,140	242,063	230,787	205,230	200,016	191,921	182,391	179,129	3.7	25.6
Claims Ratio (%)	73.7	72.8	77.1	76.8	72.1	71.9	73.1	71.4	0.9 p.p.	1.6 p.p.
Combined Ratio (%)	85.2	85.9	90.0	89.6	86.1	86.5	86.9	86.5	(0.7) p.p.	(0.9) p.p.
Policyholders / Participants and Customers (in thousands)	50,421	51,266	49,880	49,576	50,570	49,806	48,185	47,758	(1.6)	(0.3)
Number of Employees	7,148	7,120	6,625	6,713	6,959	7,023	7,052	7,074	0.4	2.7
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (3)	25.7	25.4	24.9	24.3	24.8	25.5	24.7	24.8	0.3 p.p.	0.9 p.p.

(1)   Calculated on a linear basis;

(2)   Excluding additional provisions; and

(3)   The first quarter of 2017 includes the latest data released by SUSEP (February/17).

Note: For comparison purposes, we disregarded non-recurring events from the calculation.

 16 Economic and Financial Analysis Report – March 2017

Press Release Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

In the first quarter of 2017, revenues grew 18.2% in comparison with the same period of the previous year, influenced by "Life and Pension”, “Health”, “Capitalization Bonds” and “Auto/P&C” products, which presented increases of 29.2%, 10.6%, 7.7% and 2.6%, respectively.

Due to the concentration of private pension plan contributions, which historically occur in the last quarter of the year revenues in the first quarter of 2017 did not perform as well as in the fourth quarter of 2016.

Net income in the first quarter of 2017 was lower than in the fourth quarter of 2016, mainly due to: (i) the reduction of 15.5% in revenues caused by year-end seasonality; (ii) the increase of 0.9 p.p. in the claims ratio; (iii) the reduction in equity results; and partially offset by: (iv) the downslide of the expense ratio; (v) the maintenance of the administrative efficiency ratio; and (vi) the effect of R$101.9 million arising from the review of the extended warranty operation’s business plan in the fourth quarter of 2016.

Net income for the first quarter of 2017 remained in line with the same period of the previous year, basically originating from: (i) the increase of 18.2% in revenue; (ii) the maintenance of the expense ratio; (iii) the increase in the administrative efficiency ratio; (iv) the maintenance of financial and equity results; and partially offset by: (v) the increase of 1.6 p.p. in the claims ratio in the "Health" segment.

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should demonstrate the adjusted shareholders’ equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should demonstrate the adjust shareholders’ equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in February 2017 was R$9.7 billion.

Bradesco 17

Press Release Summarized Analysis of Adjusted Income

Fee and Commission Income

In the comparison between the first quarter of 2017 and the same prior-year period, the increase of
R$1,025 million, or 16.0%, in fee and commission income was due to: (i) an increase in the volume of operations arising from continuous investment in service channels and in technology, coupled with the growth provided by the consolidation of HSBC Brasil in the third quarter of 2016; and (ii) an advance in the client segmentation process improving the ability to offer products and services. It must be noted that the sources that have significantly contributed to this result were derived from: (i) the increase in income from asset management; (ii) an increase in checking account fees, due to an improvement in the client segmentation process; (iii) the good performance of the card business, as a result of (a) the increase in financial volume traded; and (b) the highest volume of transactions performed; and increased fees arising from: (iv) consortium management; (v) collections; (vi) loan operations, particularly income from guarantees provided; and (vii) custody and brokerage services.

In the first quarter of 2017, fee and commission income totaled R$7,430 million, down R$115 million, or 1.5%, from the previous quarter, a result of the lower volume of operations/revenues in the period, due largely to: (i) the year-end seasonable effect, which impacted (a) card income and (b) checking account fees; (ii) the slower activity of the capital market in the period, which affected the performance of income from underwriting/financial advisory services; these were partially offset by: (iii) the higher number of business days.

Personnel Expenses

In the comparison between the first quarter of 2017 and the same prior-year period, the increase of
R$1,068 million, or 28.4%, in personnel expenses is justified by the following variations: (i) "structural" portion due to the increase in expenses with payroll, social charges and benefits, impacted by (a) higher salaries, in accordance with the 2016 collective bargaining agreement; and (b) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (ii) "non-structural" portion, due to higher expenses with (a) employment termination costs and (b) employee and management profit sharing.

Total personnel expenses amounted to R$4,822 million in the first quarter of 2017, showing a decrease of R$249 million, or 4.9% in comparison with the previous quarter, due to: (i) the reduction in the "structural" portion, in the amount of R$311 million, or 7.3%, related to lower expenses with payroll/social charges and benefits, partially impacted by the greater concentration of vacations in the period, a characteristic of the first quarter of each year; and partially offset by: (ii) the increase in the “non-structural” portion, in the amount of R$62 million, or 7.6%, mainly due to higher expenses with (a) termination costs and (b) management and employee profit sharing (PLR).

Note: Structural expenses = Salaries + Social Charges + Benefits + Pension Plans.

          Non-Structural expenses = Employee and Management Profit Sharing + Training + Labor Provision + Employment Termination Costs.

 18 Economic and Financial Analysis Report – March 2017

Press Release Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first quarter of 2017 and the same prior-year period, administrative expenses showed an increase of 17.9%, or R$738 million, reflecting the increase in expenses due to: (i) a growth in the business volume and services within the period, (ii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (iii) contractual adjustments.

Total administrative expenses amounted to R$4,854 million in the first quarter of 2017, showing a decrease of 10.3%, or R$557 million, in comparison with the previous quarter, mainly due to: (i) the synergy and gains of scale resulting from the incorporation of HSBC Brasil activities in October 2016, leading to lower expenses with (a) outsourced services, and (b) asset maintenance,  and (ii) the year-end seasonality that resulted in (a) the lower volume of business and services, and (b) lower expenses with advertising and marketing.

(1)   The decrease observed as of March 2015 is related to: (i) the migration of “Offsite ATM Network – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

Other Operating Income and Expenses

In the first quarter of 2017, other operating expenses, net, totaled R$1,833 million, up R$164 million, or 9.8%, over the same prior-year period, and R$199 million, or 12.2%, in comparison with the previous quarter, basically due to: (i) higher (a) contingent liabilities, net of reversals and (b) insurance activities; (ii) sundry losses; and (iii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Bradesco 19

Press Release Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

In the first quarter of 2017, in comparison with the same period of the previous year, income tax and social contribution expenses decreased by R$472 million, or 20.4%, impacted: (i) the deductibility of goodwill amortization in the acquisition of HSBC Brasil as of the fourth quarter of 2016; and (ii) the greater use of the tax benefit on interest on shareholders’ equity.

In the previous quarter comparison, income tax and social contribution expenses increased by R$682 million, or 58.9%, due to: (i) the events that occurred in the fourth quarter of 2016, such as (a) the effect of provision for supplementary interest on shareholders’ equity and (b) the realization of assets, in view of the spin-off and incorporation of assets and liabilities of HSBC Brasil, which occurred in October 2016; and (ii) the increase in taxable income in the first quarter of 2017.

Unrealized Gains

Unrealized gains totaled R$23,321 million at the end of the first quarter of 2017, an increase of R$6,030 million, or 34.9%, over the previous quarter. This variation was mainly due to the fair value adjustment of fixed-income securities.

 20 Economic and Financial Analysis Report – March 2017

Press Release Capital Ratios – Basel III

Basel Ratio

In March 2017, the Reference Equity of the Prudential Conglomerate reached the amount of R$92,920 million, compared to risk-weighted assets of R$607,464 million. The Basel Ratio decreased 0.1 p.p., from 15.4% in December 2016 to 15.3% in March 2017, and Tier I Capital Ratio totaled 12.0% in March 2017, remaining stable compared to December 2016.

The table below shows the main events that impacted the Tier I Capital ratio in the first quarter of 2017:

It must be noted that the reduction impact due to the change in the application of prudential adjustments, as defined in Resolution No. 4,192/13, which increased from 60% in December 2016 to 80% in January 2017, was offset: (i) by the reduction of weighted assets; and (ii) by the net income for the first quarter of 2017.

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) the use of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from 9.250% to 8%; and (v)

the impact of the acquisition of HSBC Brasil (amortization of goodwill/ intangible assets and synergies in the process of integration), reaching a Tier I Capital ratio of 12.4%, which, added to potential funding obtained via subordinated debt, may reach a Tier I Capital ratio of approximately 13.1% at the end of 2018.

(1)   Published (Schedule 80%);

(2)   Effect of the full impact. Also includes, the Goodwill / Intangible assets stock paid for the acquisition of HSBC Brasil, net of amortizations and the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.250% to 8% in 2019;

(4)   If there were a possible issuance of additional capital by 2018, according to Management decisions and depending on market conditions, Tier I Capital Ratio would be 13.1%, 0.7 p.p higher; and

(5)   Refers to the required minimums, in accordance with Resolution No. 4,193/13, added to the additional capital installments established by Circular Letters No. 3,768/15 and No. 3,769/15.

Bradesco 21

Press Release Economic Environment

The growth of the global economy became more intense in the first quarter of the year. There were positive surprises in several parts of the world with the performance of economic activity indicators. As a consequence of this resumption of demand, commodity prices rose significantly (except for oil, which was more strongly affected by the supply constraints). Another important effect of the more heated global activity was a recovery in international trade, which started to grow more sustainably after several months of near-zero or negative fluctuations. Global inflation accelerated moderately and could lead to an acceleration in the pace of monetary normalization in the major economies further ahead. Nonetheless, the US Federal Reserve maintained the moderate tone of its discourse, after the interest rate hike in March, and thereby managed to prevent further increase of long term interest rates in the USA.

The scenario for the Brazilian economy, in early 2017, has been marked by a more favorable macroeconomic environment, with a slowdown in inflation and a sharper fall in interest rates, which helped improve players’ expectations, with higher rates of confidence among households and businesses. The process of disinflation of the economy, already in progress, has accelerated and has disseminated even more among the different sectors. Accordingly, expectations for inflation are systematically falling, and are around 0.5 p.p. below the center of the inflation target for 2017 (4.5%). With this, the conditions for intensifying the easing of the monetary policy have already been given are still in force. Thus, we expect the Selic rate to reach 8.5% in 2017, a level that will be maintained in 2018.

Although the political risk persists, we believe that the likelihood of approving a thinly diluted pension reform is very high. In fact, this factor – coupled with the sharper drop in interest rates – has led to a sharp decline in country risk measures, with a direct impact on the exchange rate. The terms-of-trade gains also boosted exchange rate appreciation and favored the bottom line in foreign trade. The trade balance reached a record level in the quarter, due to the significant increase in exports and the moderate increase in imports. It is worth mentioning that foreign sales grew due to the increase in prices, but also in quantities, particularly for oil, ore, soybeans and automobiles.

The GDP, after falling for eight consecutive quarters, should have shown its first increase in the margin in the first quarter of this year, albeit modest and resulting from a relevant contribution from the agricultural sector. The recovery in services and trade, on the other hand, has been slower, indicating that growth will recover gradually. Therefore, we are projecting a 0.3% growth in GDP for 2017. Under these conditions, in addition to the current fiscal adjustments, the microeconomic agenda takes on greater importance, contributing directly toward growth.

With the macroeconomic adjustments made, additional actions of a structural nature that can affect potential future growth continue to be essential. The constant search for excellence in education is Brazil’s top priority in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. Investments will tend to play an increasingly important role in the composition of growth in coming years, especially in the process of the recovery of economic activity. This would benefit more from greater participation of the capital market in financing these projects. Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating sections. Credit volume is evolving at risk-compatible rates, even when faced with a cyclical upswing in delinquency rates, due to the reduction of activity and the increase of the unemployment rate this year. The circumstances are still very promising for Brazilian banking and insurance sectors in the medium and long term.

 22 Economic and Financial Analysis Report – March 2017

Press Release Main Economic Indicators

Main Indicators (%)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
Interbank Deposit Certificate (CDI)	3.03	3.25	3.47	3.37	3.27	3.37	3.43	3.03
Ibovespa	7.90	3.19	13.27	2.94	15.47	(3.79)	(15.11)	3.77
USD – Commercial Rate	(2.78)	0.40	1.13	(9.81)	(8.86)	(1.71)	28.05	(3.29)
General Market Price Index (IGP-M)	0.73	0.67	0.53	2.86	2.96	3.95	1.93	2.27
Extended Consumer Price Index (IPCA)	0.96	0.74	1.04	1.75	2.62	2.82	1.39	2.26
Federal Government Long-Term Interest Rate (TJLP)	1.82	1.82	1.82	1.82	1.82	1.72	1.59	1.48
Reference Interest Rate (TR)	0.35	0.49	0.58	0.49	0.45	0.53	0.61	0.40
Savings Account	1.87	2.00	2.09	2.00	1.96	2.05	2.13	1.92
Business Days (#)	63	62	65	63	61	63	65	61
Indicators (Closing Rate)	Mar17	Dec16	Sept16	June16	Mar16	Dec15	Sept15	June15
USD – Commercial Selling Rate - (R$)	3.1684	3.2591	3.2462	3.2098	3.5589	3.9048	3.9729	3.1026
Euro - (R$)	3.3896	3.4384	3.6484	3.5414	4.0539	4.2504	4.4349	3.4603
Country Risk (points)	269	327	319	349	409	521	442	304
Selic - Base Interest Rate (% p.a.)	12.25	13.75	14.25	14.25	14.25	14.25	14.25	13.75
BM&F Fixed Rate (% p.a.)	9.67	11.56	12.50	13.36	13.81	15.86	15.56	14.27

Projections up to 2019

%	2017	2018	2019
USD - Commercial Rate (year-end) - R$	3.10	3.25	3.35
Extended Consumer Price Index (IPCA)	3.91	4.49	4.50
General Market Price Index (IGP-M)	4.48	5.00	5.00
Selic (year-end)	8.50	8.50	8.50
Gross Domestic Product (GDP)	0.30	2.50	3.00

Guidance

Bradesco's Perspectives for 2017

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

	"Pro-forma" (1)	Published
Expanded Loan Portfolio	1 to 5%	1 to 5%
NII - Interest-Earning Portion	-4 to 0%	3 to 7%
Fee and Commission Income	7 to 11%	12 to 16%
Operating Expenses (Administrative and Personnel Expenses)	-1 to 3%	10 to 14%
Insurance Premiums	4 to 8%	6 to 10%
ALL Expenses (Includes income from credit recovery)	R$21.0 bi to R$24.0 bi	R$21.0 bi to R$24.0 bi
(1)   Includes the incorporation of HSBC Brasil during the entire period of analysis to favor the comparability.

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Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

First Quarter of 2017 and Fourth Quarter of 2016

R$ million	First Quarter of 2017				x	Fourth Quarter of 2016
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	18,558	(2,942)	-	15,616		17,348	(1,679)	-	15,669
ALL Expenses	(8,308)	3,446	-	(4,862)		(6,236)	711	-	(5,525)
Gross Income from Financial Intermediation	10,250	504	-	10,754		11,112	(967)	-	10,144
Income from Insurance, Pension Plans and Capitalization Bonds	1,627	-	-	1,627		1,680	-	-	1,680
Fee and Commission Income	7,439	(9)	-	7,430		7,584	(39)	-	7,545
Personnel Expenses	(4,822)	-	-	(4,822)		(5,071)	-	-	(5,071)
Other Administrative Expenses	(4,852)	(2)	-	(4,854)		(5,457)	-	46	(5,411)
Tax Expenses	(1,771)	(1)	-	(1,772)		(1,684)	(19)	-	(1,703)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	58	-	-	58		48	-	-	48
Other Operating Income / Expenses	(693)	(1,736)	596	(1,833)		(3,807)	1,309	864	(1,634)
Operating Income	7,236	(1,244)	596	6,588		4,405	284	909	5,598
Non-Operating Income	(134)	82	-	(52)		(438)	176	249	(13)
Income Tax / Social Contribution and Non-controlling Interest	(3,031)	1,162	(19)	(1,888)		(375)	(460)	(365)	(1,200)
Net Income	4,071	-	577	4,648		3,592	-	793	4,385

(1)   For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)   Includes management reclassifications between the lines of the income statement, which do not affect the Net Income, but allow a better analysis of the lines of business, highlighting (i) the tax hedge adjustment, which represents the partial result of the derivatives used for the purposes of hedging investments Abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$1,175 million in the first quarter of 2017 and R$132 million in the fourth quarter of 2016; and (ii) that, in the first quarter of 2017, included the reclassification (a) of the reversal of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$2,456 million, which was recorded under “Other Operating Income”, as described in Note 28 and (b) in this same amount; “Excess provision” was formed, being recorded in “ALL Expenses”  and not impacting income for the period. It is important to note that, as of December 31, 2016, the “Excess provision” concept included the provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$3,061 million. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance, in the amount of (a) R$605 million, was allocated to a specific account of provision for guarantees provided encompassing sureties, guarantees and credit letters under “Other Liabilities - Sundry”, and the remaining balance, in the amount of (b) R$2,456 million, as already mentioned, was allocated to “Excess Provision”; and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

 24 Economic and Financial Analysis Report – March 2017

Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

First Quarter of 2017 and First Quarter of 2016

R$ million	First Quarter of 2017				x	First Quarter of 2016
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	18,558	(2,942)	-	15,616		20,397	(5,613)	108	14,892
ALL Expenses	(8,308)	3,446	-	(4,862)		(5,919)	471	-	(5,448)
Gross Income from Financial Intermediation	10,250	504	-	10,754		14,478	(5,142)	108	9,444
Income from Insurance, Pension Plans and Capitalization Bonds	1,627	-	-	1,627		1,625	-	-	1,625
Fee and Commission Income	7,439	(9)	-	7,430		6,404	1	-	6,405
Personnel Expenses	(4,822)	-	-	(4,822)		(3,754)	-	-	(3,754)
Other Administrative Expenses	(4,852)	(2)	-	(4,854)		(4,116)	-	-	(4,116)
Tax Expenses	(1,771)	(1)	-	(1,772)		(1,829)	416	(5)	(1,418)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	58	-	-	58		40	-	-	40
Other Operating Income / Expenses	(693)	(1,736)	596	(1,833)		(2,418)	704	45	(1,669)
Operating Income	7,236	(1,244)	596	6,588		10,430	(4,021)	148	6,557
Non-Operating Income	(134)	82	-	(52)		92	(16)	(163)	(87)
Income Tax / Social Contribution and Non-controlling Interest	(3,031)	1,162	(19)	(1,888)		(6,401)	4,037	7	(2,357)
Net Income	4,071	-	577	4,648		4,121	-	(8)	4,113

(1)   For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)   Includes management reclassifications between the lines of results, which do not affect the Net Income, but allow a better analysis of the lines of business, highlighting (i) the tax hedge adjustment, which represents the partial result of the derivatives used for the effect of hedging investments Abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$1,175 million in the first quarter of 2017 and R$4,429 million in the first quarter of 2016; and (ii) that, in the first quarter of 2017, included the reclassification (a) of the reversal of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$2,456 million, which was recorded under “Other Operating Income”, as described in Note 28 and (b) in this same amount; “Excess provision” was formed, being recorded in “ALL Expenses” and not impacting income for the period. It is important to note that, as of December 31, 2016, the “Excess provision” concept included the provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$3,061 million. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance, in the amount of (a) R$605 million, was allocated to a specific account of provision for guarantees provided encompassing sureties, guarantees and credit letters under “Other Liabilities - Sundry”, and the remaining balance, in the amount of (b) R$2,456 million, as already mentioned, was allocated to “Excess Provision”; and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

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 26 Economic and Financial Analysis Report – March 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.